[Letterhead of Andrews Kurth LLP]

April 7, 2006

VIA FEDERAL EXPRESS AND

EDGAR TRANSMISSION

Owen Pinkerton

Senior Counsel

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C.20549-0303

Re:	Wilson Holdings, Inc.
Registration Statement on Form SB-2
Filed February 2, 2006
Registration No. 333-131486

Dear Mr. Pinkerton:

On behalf of our client, Wilson Holdings, Inc. (the “Company”), enclosed herewith for filing via EDGAR is pre-effective Amendment No.1 (“Amendment No.1”) to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). Signature pages to Amendment No.1 and the required consents of experts have been manually executed prior to the time of filing and will be retained by the Company for at least five years.

We are in receipt of your letter dated March 2, 2006 expressing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Registration Statement. On behalf of the Company, we hereby set forth the following information in response to the comments contained in the Staff’s March 2, 2006 letter. We have set forth below in bold and italics the comments made by the Staff. Following each comment is a response and/or summary of the action taken by the Company in response.

General

1.

The registration statement appears to cover the resale of all outstanding securities other than those held by Mr. Clark Wilson, your Chairman of the board, President, CEO and 70% shareholder and your other directors. Please tell us why you believe that the offering, therefore, is not an “at the market”, primary offering of equity securities by or on behalf of the registrant under Rule 415(a)(4) of Regulation C. See the July 1997 Manual of Publicly Available Telephone Interpretations, D. 29, for guidance on the factors considering in making this determination.

The Company does not believe that the offering of securities pursuant to the Registration Statement should be deemed an “at the market”, primary offering of equity securities by or on behalf of the registrant, and therefore subject to the restrictions on the number of securities set forth under Rule 415(a)(4) of Regulation C.

The Commission has articulated a six part test to determine whether a secondary offering is really a primary offering, i.e. the selling shareholders are actually underwriters selling on behalf of the issuer. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Length of Holding Period

The selling shareholders have held the Notes since December 19, 2005. In the Securities Purchase Agreement dated as of December 19, 2005, each purchaser of the Notes represented and warranted to the Company that “Such Purchaser is acquiring the Securities for its own account for investment and not for resale or with a view to distribution thereof in violation of the Securities Act.”

Although the selling shareholders could do so currently, the Company has received no indication that the selling shareholders intend (i) to convert the Notes, or (ii) to convert the Notes and subsequently sell the equity securities under this Registration Statement at any time in the immediate future. There is very little volume of trading in the Company’s shares, and the Company believes that the sale of 6,000,000 shares of its common stock into such a market would drastically reduce the price such sellers would receive, severely reducing the value of their investment in the Company.

The Company initially attempted to market the offering as an offering of shares of its common stock to the selling shareholders. The Company was unsuccessful and was required to market the offering as debt securities convertible to common stock. Had such selling shareholders desired to purchase shares of common stock, they could have done so then, but chose not to. The structure of the transaction was negotiated to provide the selling shareholders priority over the holders of common stock through the issuance of convertible debt securities rather than equity. The selling shareholders required this, however, once they convert the Notes to common stock, they will forfeit their priority and have only the rights of the holders of common stock. Accordingly, the Company believes that the selling shareholders do not intend to convert their debt securities to shares of common stock or exercise their warrants in the immediate future. Therefore, the Company does not believe that the selling shareholders intend to sell such equity securities under this registration statement in the immediate future.

Circumstances

As discussed above, the Company initially attempted to market this offering as shares of common stock. As it was unsuccessful, the Company was forced by market conditions to market the offering as debt securities which are convertible into common stock. Under the terms of the Purchase Agreement, the Company is required to register the shares issuable upon conversion of the Notes. Further, as discussed above, the Company believes that the selling shareholders have no present intention of (i) converting their debt securities into shares of common stock or (ii) converting the Notes and subsequently selling the equity securities.

Relationship to Issuer

Other than with Mr. Gorman, the Company has no relationship with any of the selling shareholders. John Gorman, one of the purchasers and a pre-existing shareholder, is Chairman of Tejas Incorporated, the parent company of Tejas Securities Group, Inc. The Notes were purchased by him in his individual capacity through his 401(K) retirement savings plan, and not on behalf of Tejas Securities Group, Inc. or Tejas Incorporated.

Are Sellers in the Business of Underwriting Securities

None of the sellers other than Mr. Gorman is engaged in the business of underwriting securities. However, the investment in the Notes was made personally by Mr. Gorman, and not on behalf of Tejas Securities Group, Inc. or Tejas Incorporated. Mr. Gorman does not personally underwrite securities, rather the firm of which he is Chairman, or its subsidiaries, is involved in the underwriting of securities.

All Circumstances

From the totality of the circumstances it is possible to determine that the selling shareholders do not intend to act as conduits for the registrant, and that this is simply a secondary offering being registered as required by the controlling documents of our placement of debt securities. Acting as a conduit for the Company’s equity securities would not be in the best interests of the selling shareholders, as they would currently be unable to sell the shares of common stock they would receive upon conversion of the Notes for a comparable price in the market. The market for the common stock is extremely thin, and unable to support the sale of so many shares. Further, had the intent been for the selling shareholders to act as a conduit for the securities, they could have purchased shares of common stock at the time the Company offered such shares.

2.

We refer to Section 10.4(h) of the Securities Purchase Agreement covering the convertible notes. Please tell us how the purchasers remain at market risk when the agreement allows for an adjusted conversion price in the event the company issues common shares at a price lower than the Conversion Price. In connection with this, tell us why you believe that the issuance of notes was a complete PIPE transaction.

The purchasers remain at market risk because the anti-dilution adjustments for the conversion price only provide for an adjustment in the event the Company sells its common shares at a price lower than $2.00 per share, subject to a maximum adjustment of $1.00 per share. There is no mechanism for adjustment in the event that the market price of the common stock falls below $2.00 per share and therefore the Note holders remain at market risk. The Company believes that this offering was a completed PIPE transaction because the Company completed the private placement of the notes and the notes are at market risk.

3.

Please provide the information required by Item 102(b) and 102(c) of Regulation S-B. With respect to the requirements of Item 102(c), if you do not have a single property whose book value exceeds 10 percent or more of your total assets, please provide information regarding the nature and condition of the categories of real estate you own.

The Company has revised Amendment No. 1 to note that the Company’s property is inventory. Inventory is mainly composed of Land and work in progress. (i.e. 94% of assets, less cash as of December 31, 2005)

4.

Throughout the prospectus you reference and rely on certain demographic and market data. Please provide us with copies of the relevant portions of the publications that include the information consistent with the statements in the prospectus. Alternatively, if such information was prepared for the company in connection with the registration statement, please file a consent from the provider for the use of its name and the information attributed to it.

In response to the Staff’s comment, we are supplementally providing to the Staff the following materials as the sources for our data. 1) Residential Strategies; 2) Austin Chamber of Commerce; 3) Texas A&M Real Estate Center; 4) Forbes Magazine; 5) Texas Workforce Commission; 6) thecityof.com; 7) Texas Alamo Workforce; and 8) the San Antonio Economic Development Foundation.

5.	Update your financial statements pursuant to Item 310(g) of Regulation S-B.

The Company has updated financial statements in Amendment No. 1. The Company has updated the financial statements to include the years ended December 31, 2005 and 2004.

6.

In your next amendment, please include consolidated financial statements for Wilson Holdings or provide us with your basis for not doing so. Additionally, please include a pro forma statement of operations as required by Item 310(d) of Regulations S-B.

The Company has included the consolidated financial statements for Wilson Holdings, Inc. for the years ended December 31, 2005 and 2004. Pro forma statements of operations have not been included as the pro forma effect is not material.

Cautionary Note Regarding Forward-Looking Statements

7.

Please remove the reference to the Private Securities Litigation Reform Act since it does not apply to issuers of penny stock. See Section 27A (b)(1)(C) of the Securities Act of 1933 and Section 21E(b)(1)(C) of the Securities Exchange Act of 1934.

In response to the Staff’s comment, the Company has revised page 2 of Amendment No. 1.

Overview, page 3

8.

Expand the first paragraph to describe how you define “significant real estate holdings.” Please also clarify that you intend to concentrate on residential rather than commercial property as mentioned in your concentration of risk factor on page 7.

In response to the Staff’s comment, the Company has revised page 3 of Amendment No. 1 to remove the “significant real estate holdings” language and replaced with a quantitative description. The Company has also added disclosure regarding the concentration on residential property.

9.	Please support your statement that the land acquisition, entitlement, development and homebuilding process are unique to your local market and describe with specificity how it is unique.

In response to the Staff’s comment, the Company has revised page 3 of Amendment No. 1 to modify the disclosure to state that each local market has differences in these processes.

10.

Describe more specifically how the consolidation of the homebuilding industry provides opportunities for companies with local market expertise, relationships, authority and resources to move more quickly. In particular, discuss how the consolidation of the homebuilding industry assists your business specifically given your limited operating history as described in your first risk factor on page 6.

In response to the Staff’s comment, the Company has revised page 3 and the Business section of Amendment No. 1. We have modified the language to more clearly enunciate the opportunities available to us in comparison to our knowledge of the operations of national homebuilding operations.

11.

Please disclose the percentage of assets that maybe allocated to the development of raw land and to the services you intend to provide local builders, respectively, as provided by your organizational documents. Please also further describe the services you intend to provide to the local builders.

In response to the Staff’s comment, the Company has revised page 21 of Amendment No. 1. The Company has modified its language to reflect that the majority of its assets, approximately 75%, will be allocated to acquiring and developing land.

12.	Provide an estimated time line for your plans to expand your business to other markets.

In response to the Staff’s comment, the Company has stated that it will enter other markets in the next two to three years.

13.	Please describe how you generate revenues and the portion of your revenues contributed from land sales and services to homebuilders.

In response to the Staff’s comment, the Company has revised page 22 of Amendment No. 1. The Company has added explanations on how it generates revenues. The Company has also updated the information to explain that the majority of revenues will come from land and bulk lot sales, which will be larger, but more sporadic than our revenues from services and lots sold to builders which will be smaller but more consistent.

Selected Consolidated Financial Information, page 5

14.	Please include disclosure that describes the column entitled, “Adjusted for net proceeds,” including the [sic] when the proceeds were received and the terms of the securities issued.

In response to the Staff’s comment, the Company has revised page 6 of Amendment No. 1. The Company has deleted the column entitled, “Adjusted for net proceeds” as it has incorporated the financial statements as of December 31, 2005 which includes the proceeds of the convertible debt.

Risk Factors, page 6

15.

In the cautionary paragraph related to the risk factors, please clarify that you have discussed all material risk factors in this section. It is not appropriate to state that other risks and uncertainties, known or unknown, exist that are not included in this section.

In response to the Staff’s comment, the Company has revised page 7 of Amendment No. 1 to revise the introductory paragraph.

16.	In the last sentence of the cautionary paragraph, please tell as why you refer to prospective purchasers of “Notes” given that you are registering the resale of the common shares underlying the Notes.

In response to the Staff’s comment, the Company has revised page 7 of Amendment No. 1 to revise the introductory paragraph.

17.	We note on page 11 that your shares are subject to the penny stock rules. Please add a risk factor highlighting the risks associated with purchasing and selling penny stocks.

In response to the Staff’s comment, the Company has added the requested risk factor beginning on page 10 of Amendment No. 1.

18.

We note your intention to offer financing to homebuilders for lots and construction. Please discuss the risks associated with providing such financing, including whether you have the necessary licenses to conduct these activities.

In response to the Staff’s comment, the Company has revised page 9 of Amendment No. 1 to revise the noted risk factor and to include the requested disclosure.

19.

Add a risk factor discussing any anti-takeover provisions in your charter that could materially impact the rights of shareholders. For example, it appears from Note 12 of your financial statements that your board has authorization, without further shareholder approval to issue up to 10,000,000 shares of authorized preferred stock. In that regard we note inconsistent disclosure on page 32 indicating that you are not authorized to issue preferred stock. Please reconcile the disclosure.

In response to the Staff’s comment, the Company has revised page 11 of Amendment No. 1 to reconcile the noted disclosure and has added a new risk factor relating to anti-takeover provisions in our charter. Due to confusing provisions in the charter documents of its predecessor company (Cole Computer Corporation), the Company has taken the position that it has no authorized shares of preferred stock. The Company intends to amend and restate its certificate of incorporation

20.

Please add a risk factor that discusses potential liability for environmental cleanup and/or remediation you may encounter on the lots that you own. In connection with this, please discuss the fact that you may face liability whether or not you were aware of the contamination or were responsible for it.

In response to the Staff’s comment, the Company has added the requested risk factor beginning on page 9 of Amendment No. 1. The Company does not believe it is responsible for any liabilities arising out of environmental clean up and/or remedies due to the representations and warranties obtained from the owners at the time of purchase of these lots.

21.

Please add a risk factor that discusses the dilutive effect of issuing common shares underlying the convertible notes- In connection with this, please discuss the fact that the Conversion Price in the agreement was/is significantly lower than the market price of the company’s common stock at the time the agreement was closed as well as recent market prices.

In response to the Staff’s comment, the Company has added the requested risk factor beginning on page 10 of Amendment No. 1.

The Company considers the conversion price for the convertible notes to be at fair market value on the date such notes were issued. The “trading price” on the OTC at the time of the closing of the convertible debt issuance reflects a thinly traded stock, with very little float representing an insignificant percentage of the total outstanding stock. The Company has obtained an independent valuation of our common stock to support our assertion.

Our current operating business....page 6

22.	Expand to disclose your net losses since the merger with WFC.

In response to the Staff’s comment, the Company has revised page 7 of Amendment No. 1 to include the requested disclosure. The Company has added additional language to highlight the accumulated net losses.

The proceeds from our recently completed sale of convertible notes....page 6

23.	Expand to further describe your conventional real estate financing options, including your planned use of leverage and whether there are any limits on the amount of indebtedness you may incur.

In response to the Staff’s comment, the Company has revised page 7 of Amendment No. 1 to include the requested disclosure.

24.

We note your reference to entering into joint venture agreements. Add a separate risk factor describing the risks inherent in entering into joint venture agreements, including that you will be bound by the decisions of your co-venturer, that your liabilities may exceed the percentage of your investment, and that you will be affected by your co-venturer’s financial condition.

The Company has added language to address the additional risks.

25.

Remove the mitigating language relating to the benefits of your Rolling Option strategy. In addition, this appears to be a separate risk factor that should be discussed under a separate heading. Please revise accordingly.

In response to the Staff’s comment, the Company has revised page 7 of Amendment No. 1 to include the noted information as a separate risk factor.

We are vulnerable to concentration risks...., page 7

26.	Please revise the heading so that it reflects the risks associated with your intention to focus on residential rather than commercial properties as stated in the text.

In response to the Staff’s comment, the Company has revised page 8 of Amendment No. 1 to revise the heading of the noted risk factor.

Our Chief Executive Officer...., page 8

27.

Clarify the expiration date of the non-compete agreement. Currently it is unclear whether the non-competition term began to run at the time of the sale in 1994 or at the time Mr. Wilson resigned his position in 2003. Please also disclose the general location of the enumerated counties subject to the non-compete agreement.

In response to the Staff’s comment, the Company has revised page 9 of Amendment No. 1 to clarify the expiration date of the non-compete agreement and disclose the general location of the enumerated counties. The non-compete agreement itself is unclear as to when the term began to run. The Company is taking the position that the term began to run when Mr. Wilson resigned his position in 2002 (rather than in 2003 which we previously disclosed) and therefore expires in 2007.

28.

We refer to your statement that you do not believe that the non-compete agreement remains in effect. This appears to be a legal conclusion that the company is not qualified to make. If this determination is based on advice from counsel, identify counsel and file a consent from counsel. Otherwise, please remove this statement from the risk factor or advise us as to why you believe the non-compete is invalid. Finally, please disclose whether Mr. Wilson may have violated terms of the agreement if it is determined that the non-compete is still in effect.

In response to the Staff’s comment, the Company has revised page 9 of Amendment No. 1 to delete the reference to the effectiveness of the non-compete and state that the Company does not engage in activities that would violate the non-compete whether or not the non-compete is effective. The Company does not take a position as to whether or not the non-compete is still effective.

29.

We refer to the last sentence in this risk factor. We understand from your summary on page 3 that your business would include the purchase of raw land for development which implies that your business could include the building of homes. In this regard it is unclear how you determined that the covenant not to compete does not relate to your currently contemplated business. We note also on page 14 that you intend to develop 736 acres you currently own into single family housing units and that a majority of your revenues are expected to come from developed lots sold and services provided to homebuilders.

The Company has revised this disclosure to make it clear that it is not engaged in homebuilding activities. The Company purchases land and lots, develops raw land for sale to homebuilders and provides services to homebuilders. We do not believe that these activities violates the covenant not to compete..

We are a relatively small company and have a correspondingly small financial...., page 8

30.

Please update this risk factor to make clear that you are currently a public company and subject to the requirements of the Exchange Act, Sarbanes-Oxley and other rules and regulations applied to public companies.

In response to the Staff’s comment, the Company has revised page 9 of Amendment No. 1 to include the requested disclosure.

Wilson Holdings is a holding company..., page 8

31.

Please revise the heading of this risk factor to better describe the underlying risk. Please also expand the text to better explain why the holding company structure presents a risk to shareholders, for example, by comparing how the rights are different for shareholders of an operating company.

In response to the Staff’s comment, the Company has revised page 10 of Amendment No. 1 to revise the heading of the noted risk factor.

Our largest stockholder will continue to control..., page 8

32.

Please revise the heading to clearly identify that your CEO controls the company through his ownership of 70 percent of your outstanding common stock. In addition, please revise the text to make clear that he has the voting power to control the election of directors and all other matters brought before the company, not that he has the power to “substantially influence” these matters.

In response to the Staff’s comment, the Company has revised page 10 of Amendment No. 1 to revise the heading and the text of the noted risk factor.

We have limited sources of liquidity..., page 9

33.

Please expand the heading to more fully describe the underlying risk. Please also expand the first paragraph of the text to disclose your external sources of liquidity other than the proceeds from the sale of convertible notes. For example, discuss the $2 million dollar credit line mentioned on page 14 and the related risks. We note in footnote 9 of your financials that any draw down on the credit line must be paid within one year and that loans made on specific lots and construction are collateralized by such property.

In response to the Staff’s comment, the Company has revised page 7 of Amendment No. 1 to consolidate two similar risk factors and to include the referenced additional risks.

34.	To the extent practicable, please quantify your cash needs for current land acquisition projects.

In response to the Staff’s comment, the Company has included the requested disclosure on page 11 of Amendment No. 1. The Company has added specific language of the amount of cash needed.

We have borrowed money at floating interest rates..., page 9

35.	Please disclose that the $6.7 million loan matures on June 30, 2006 as mentioned on page 16. Discuss also the risks to your operations from any failure to repay of refinance the loan.

In response to the Staff’s comment, the Company has included the requested disclosure on page 10 of Amendment No. 1. The discussion has been updated to discuss the risks to our operations for failure to repay loans.

We are vulnerable to concentration risks because of our operations...page 9

36.	Please combine this risk factor with the first full risk factor on page 7 which appears to represent the same risk.

In response to the Staff’s comment, the Company has combined the noted risk factors into one risk factor set forth on page 10 of Amendment No. 1.

Our results of operations and financial condition are greatly affected by the performance...,page 9

37.	Please tell us how this risk factor is distinct from the risk factor on page 6 that also relates to risks from the industry. Please consider combining these risk factors.

In response to the Staff’s comment, the Company has combined the noted risk factors into one risk factor set forth on page 8 of Amendment No. 1.

Price and Related Information Concerning Registered Shares, page 11

38.	Please make clear that market prices prior to October 2005 represented prices of Cole Computer, a line of business discontinued by the company after their merger with WFC.

In response to the Staff’s comment, the Company has included additional disclosure regarding the Company’s market prices on page 12 of Amendment No. 1.

Management Discussion and Analysis – beginning on page 13

Liquidity, page 15

39.

We refer to your statement that you anticipate that beginning in the second quarter of 2006 you will sell enough lots to cover monthly operating expenses. Please provide support for this statement, including a description of any commitments from a third party to purchase any of your lots. In addition, please quantify your monthly operating expenses and discuss the number of lot sales you would need to make in order to cover these expenses.

In response to the Staff’s comment, the Company has deleted the reference to when it will become profitable in Amendment No. 1. The Company cannot provide a specific number of lots sales it would need to make in order to cover monthly operating expenses as each lot has a different price and the mix of lots sold is indeterminate at this time.

Contractual Obligations and Commitments, page 16

40.

Please revise to include the $6.7 million in notes payable maturing on June 30, 2006 disclosed on page 15, and the $5.0 million in bridge loans maturing on January 10, 2006 disclosed on page F-16. Please also tell us how you considered including the $10.2 million in commitments disclosed on page 15.

The Company included the requested items on page 17 of Amendment No. 1. In response to the Staff’s comment, the Company has added the $6.7 million in notes payable maturing on June 30, 2006 as disclosed in the financial statements for the year ended December 31, 2005. The $5 million bridge notes were converted into convertible debt when the convertible debt transaction was consummated on December 19, 2005.

Business, beginning on page 18

41.

Please describe the material terms of the agreements you have entered into with local homebuilders, including the types of fees you generate, the duration of such agreements and any material termination provisions. In addition, please disclose the number of agreements you have entered into as well as the portion of your revenues represented by providing these services.

In response to the Staff’s comment, the Company has revised page 23 of Amendment No. 1 to include the major terms and any material termination provisions, and we have disclosed the number of agreements.

42.

Please significantly expand your disclosure here and in the summary regarding the nature of the development portion of your business. We note, for example, your disclosure that you “plan to prepare raw real estate for development-” Does this indicate that any development activities will be conducted by a third party after you sell the land to the third party? In addition, please discuss what activities you conduct in order to prepare the land for development If you intend to or conduct development activities in addition to that noted above, please disclose the types of development you have conducted and intend to conduct.

In response to the Staff’s comment, the Company has revised page 22 of Amendment No. 1 to include the requested disclosure and has modified the explanations to more clearly describe its development activities.

43.	Please clarify to us the results of the graphs on pages 19 and 20 since we are unable to make out the shaded designations on our black and white printed copies.

In response to the Staff’s comment, the Company has revised Amendment No. 1 to remove the noted graphs because they were difficult to read and changed the language in these sections to describe the data.

44.

Please support your contention that the Austin MSA has experienced “steady growth of [its] employment base” in light of the fact that during the past 5 years, there appears to be very little employment growth according to the chart on page 19.

In response to the Staff’s comment, the Company has revised pages 20 and 21 of Amendment No. 1. The Company has modified the language to more accurately depict that the Austin MSA has experienced steady growth of its employment base and quantified how the employment base has grown over the past 5 years. The Company has also removed the graph as it did not enhance the information we have provided.

45.

Please briefly discuss the conclusions that you want investors to reach with respect to the graph on page 20 that shows population growth for Austin and San Antonio. Specifically, it appears that population growth for your second target market, San Antonio, has often lagged behind the growth rate for the state of Texas.

In response to the Staff’s comment, the Company has revised Amendment No. 1 to remove the graph and stated the changes in the population growth and noted exceptions for years that did not exceed the growth rate for the state of Texas.

46.

We refer to the chart on the bottom of page 20. Please explain whether you hand-picked the cities represented here, or whether this includes all of the cities cited in the survey. If you hand-picked the cities, please explain how you determined which ones to choose.

In response to the Staff’s comment, the Company has revised page Amendment No. 1 to remove the chart as the cities were hand-picked by the Company in an attempt to show comparable cities to those in the Central Texas market. However, the Company believes that the previously included chart may not lead the reader to the same conclusions it has reached. Also, the Company has modified its language to discuss land prices only.

47.

Please provide us with support for your assertion that Austin and San Antonio are “poised for an increase in housing prices due to the past few years of modest housing price inflation and solid job growth and employment growth.”

In response to the Staff’s comment, the Company has revised pages 20 and 21 of Amendment No. 1. The Company has qualified the statement and added its reasoning for the assertion.

Management, page 24

48.	Please provide full biographical information for each of your named executives and directors. We note, for example, that Mr. Luigs’ background does not extend to the last five years and not all dates are included for Messrs. Ney’s and Williamson’s prior experience.

In response to the Staff’s comment, the Company has revised the biographical information beginning on pages 24 and 25 of Amendment No. 1.

Principal Stockholders, page 29

49.

We refer to footnote 1 which appears to state that an additional 1,000,000 shares held in trust for the benefit of Mr. Wilson’s children are not included in the table.

Please note that to the extent Mr. Wilson holds any investment control over the shares held in trust, they should be included in the table. He may continue to disclaim beneficial ownership in the footnote.

In response to the Staff’s comment, the Company has updated the beneficial ownership table set forth in Amendment No. 1.

50.

Please tell us why you have not included LC Capital Master Fund, Grandview, LLC, and Tejas Security Group in the table of Principal Stockholders. We note from the selling stockholder table on page 30 that they own 13.2%, 7.8%, and 19.9% of your common shares respectively. In that regard, it is also unclear how their total percentage of shares, at 40.9% coincides with the percentage of shares listed in the principal stockholders table given that 90% of the shares in the table on page 29 are held by Mr. Wilson and Gorman leaving only 10% available. Please advise.

The Company has revised the beneficial ownership table to include certain holders of the Company’s convertible notes.

51.

In addition, we note that Mr. Gorman is the chairman of the board for Tejas Securities. To the extent that the securities listed as held by Mr. Gorman in the table on page 29 include shares held by Tejas Securities, please clarify this relationship and the respective share holdings in a footnote to the Principal Stockholder table.

Other than shares issuable upon conversion of a warrant, no shares are beneficially held by Tejas Securities. The shares listed as held by Mr. Gorman are held in Mr. Gorman’s 401(k) account through his employer, Tejas Securities, but are not held by or for the benefit of Tejas Securities.

Selling Stockholders, page 30

52.

We refer to your statement that the shares listed in the “Shares Offered” column represent common shares that are not currently issued and outstanding. It appears that these shares represent shares underlying the convertible notes that were privately issued. Since the convertible notes became convertible immediately after the issuance of the notes, it would appear that the shares underlying the notes were privately issued at the same time. Please revise this section as well as the “Principal Stockholders” table on page 29 to make this clear or tell us why you believe that the shares underlying the notes should not be treated as issued and outstanding.

The shares of the Company’s common stock issuable upon conversion of the convertible notes are deemed to be beneficially owned by the selling shareholders but, as with a stock option or any other right to acquire securities, the shares are not issued and outstanding until such time as the note holders elect to convert such notes into shares of the Company’s common stock.

53.

Please note that it is our position that any selling stockholder who is a broker-dealer must be identified as an and underwriter in the prospectus unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. Please confirm to us, if true, that none of the selling stockholders that will be identified in the prospectus, other than Tejas Securities, is a broker-dealer. If one or more of the selling stockholders is a broker-dealer, please revise to identify each such selling stockholder and to disclose that each such selling stockholder is an underwriter. Alternatively, if any selling stockholder who is a broker-dealer received or will receive all of the shares being registered on its behalf as compensation for underwriting activities, please supplementally identify each such selling stockholder and tell us the nature of the transactions in which those shares were acquired.

None of the selling stockholders identified in the prospectus, other than John Gorman who is an employee of Tejas Securities, is a broker-dealer. None of the shares registered on behalf of any selling stockholder were issued as compensation for underwriting activities.

Certain Relationships and Related Transactions, page 31

54.	Please identify the third party and its relationship to the company and/or any directors or officers of the company that sold the note to the trusts controlled by Mr. Wilson.

In response to the Staff’s comment, the Company has revised page 32 of Amendment No. 1. The third party had no affiliation to any officers or directors. No notes were sold to any trusts controlled by Mr. Wilson. The notes were sold by the third party to trusts owned by members of Mr. Wilson’s family of which Mr. Wilson does not have voting or dispositive power over such notes.

Description of Subordinated Convertible Notes, page 32

55.	Please expand the second bullet point to disclose the formula used in the event certain equity or equity linked securities with a conversion, exercise, or share price less than $2.00 are issued.

In response to the Staff’s comment, the Company has included the requested disclosure on page 33 of Amendment No. 1.

56.

Please discuss whether the interest payments will be made in cash, shares of common stock or a combination of the two. In addition, please clarify whether the company or the purchaser may determine the mix.

In response to the Staff’s comment, the Company has included the requested disclosure on page 33 of Amendment No. 1. Please note that the interest will be paid in cash.

Plan of Distribution, page 35

57.

We refer to the penultimate paragraph on page 35. Please confirm our understanding that the selling shareholder will not cover short sales of the shares they obtained in the December 2005 private placement with shares registered in this offering which we view as a violation of Section 5 of the Securities Act. See SEC v. Hilary L. Shane, Litigation Release No. 19277, May 18, 2005.

The shares registered pursuant to this registration statement are the shares issuable upon conversion of the promissory notes purchased in the December 2005 private placement. To our knowledge, the selling stockholders do not intend to cover short sales of the shares they obtained in the December 2005 private placement with the shares registered in this offering. We will inform the selling stockholders that the covering of any short sales of shares is viewed as a violation of the above-referenced litigation release.

Financial Statements for the three and nine months ended September 30, 2005, and 2004 and the years ended December 31, 2004 and 2003, pages F-2 – F-30.

58.

We note your disclosure on page six that neither Wilson Family Communities nor Athena Equity Partners has generated substantial revenues to date. In light of this, please tell us what consideration you gave to classifying yourself as a development stage enterprise and including all the disclosures prescribed by SFAS 7 including inception to date audited financial information. Reference is made to paragraph 8b of SFAS 7.

In response to the Staff’s comment, the Company has revised Amendment No. 1. Both entities, (i.e. WFC and Athena) were engaged in and exploring opportunities to buy land and develop land during 2004 and 2005. Therefore the Company believes that it is not a development stage enterprise.

Note (2) Summary of Significant Accounting Policies, pages F-5 – F-10

(d) Land Held Under Option Agreements Not Owned, page F-6

59.

In circumstances where you sell land that is not yet owned under “rolling options” referenced on page 6, please tell us and revise your disclosure to describe how you account for the 20% of the sales price paid to the land owner as part of the option agreement. Please cite the relevant accounting literature you are applying.

In response to the Staff’s comment, the Company has revised Amendment No. 1. We have revised the explanation of the “rolling option” to more clearly state that the rolling option is a method to pay the landowner for our rights in the lots once the option has been exercised. Once we exercise our option, we have purchased rights in the land and account for the Revenues under SFAS 66, less costs which includes the cost of the lot. Land option agreements are contracts to acquire land or land rights in the future, some of which may include a rolling option payment plan.

Note (10) Acquisitions

60.	Please tell us how you accounted for the Athena acquisition and how you valued the 9,000,000 shares of common stock issued in conjunction with this acquisition.

Mr. Clark Wilson, the sole remaining partner of Athena, exchanged all of his partnership interests for the 9,000,000 shares of WFC. According to SFAS 141, “Business Combinations,” the asset transfer was recorded at the carrying value on Athena’s books, which also approximated fair market value.

61.

With respect to your May, 2005 acquisition of Athena, please tell us what consideration you gave to including the pro forma information prescribed by paragraphs 54, 55 of SFAS 141. Additionally, please tell us what consideration you gave to filing financial statements of the acquired business under Item 310(c) of Regulation S-B.

The proforma information presented by paragraphs 54 and 55 of SFAS 141 was not presented for Athena and WFC as the transaction was a transfer of assets according to SFAS 141 and not a business combination. The transfer was recorded at carrying value on Athena’s books which also approximated fair market value. The transaction is described in the notes to the consolidated financial statements.

Undertakings, page II-3

62.	Please include the new undertakings applicable to Rule 415 offerings. See Rule 512 of Regulation S-B.

In response to the Staff’s comments, the Company has added the new undertakings in Amendment No. 1.

Legal Opinion

63.	Please file an updated legal opinion that references the file number of the registration statement, File No. 333-131486.

In response to the Staff’s comment, the Company will file an updated legal opinion with a future amendment to the registration statement to include the registration statement file number.

Please refer any further questions or comments to the undersigned at (512) 320-9266.

Very truly yours,

Andrews Kurth LLP

/s/ Ted Gilman
      Ted Gilman

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